UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-10431	                                  November 30,
2018

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

InvestED Portfolios
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4. Address of principal executive office
(number,street,city,state,zip code):

6300 Lamar Avenue, Overland Park, KS 66201

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September 3, 2019
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated August 21, 2019, on our examination of the investment portfolios of the InvestEd Portfolios as of the close of business on November 30, 2018.
Very truly yours,


Samuel J. Mulliner
Partner


INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of InvestEd Portfolios:
We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that InvestEd Portfolios (the "Funds"), comprising InvestEd Aggressive Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Fixed Income Portfolio, InvestEd Growth Portfolio, and InvestEd Income Portfolio, maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell & Reed Services Company (WRSCO), a registered transfer agent under Section 17A of the Securities Exchange Act of 1934 (the "specified requirements"), as of November 30, 2018. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. Included among our procedures were the following tests performed as of November 30, 2018, and with respect to agreement of security purchases and sales, for the period from April 30, 2018 (the date of our last examination) through November 30, 2018:

*	Confirmation of all securities held by WRSCO, in book entry
form
*	Reconciliation of all such securities to the books and records of the Funds and WRSCO
*	Agreement of 10 security purchases and 10 security sales from the books and records of the Funds to the book-entry system of WRSCO and the cash records of the custodian.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell &
Reed Services Company as of November 30, 2018, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of InvestEd Portfolios and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

Kansas City, Missouri
August 21, 2019


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
The InvestEd Portfolios, comprising InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio, and InvestEd Fixed Income Portfolio (the "Funds"), are organized as fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Funds are applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Funds have agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purpose of holding these uncertificated shares. The Fund buys and sells shares of underlying Ivy Funds ("Ivy Funds").
We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Funds maintained the uncertificated shares of Ivy Funds with WRSCO, a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of November 30, 2018, and for the period from April 30, 2018 through November 30, 2018, with respect to securities reflected in the investment accounts of the Funds.

InvestEd Portfolios

By:
/s/ Philip J. Sanders
Philip J. Sanders, President

By:
/s/ Joseph W. Kauten
Joseph W. Kauten, Treasurer